UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023
Commission File Number: 001-33129

ALLOT LTD.
 (Translation of registrant’s name into English)

22 Hanagar Street
Neve Ne'eman Industrial Zone B
Hod-Hasharon 45240
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ⌧             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

EXPLANATORY NOTE

On November 8, 2023, Allot Ltd. (the “Company”) published a notice that it will hold an Annual General Meeting of Shareholders (the “2023 Annual Meeting”) on December 13, 2023.

Furnished herewith as Exhibits 99.1 and 99.2, respectively, are the following documents:

1.          Proxy statement for the 2023 Annual Meeting, dated November 16, 2023.

2.          Proxy card for use in connection with the 2023 Annual Meeting.

A copy of the proxy statement is also available on the Company’s website at www.allot.com.

Exhibit 99.1 to this Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-140701, 333-149237, 333-159306, 333-165144, 333-172492, 333-180770, 333-187406, 333-194833, 333-203028, 333-210420, 333-216893, 333-223838, 333-230391, 333-237405, 333-254298, 333-263767 and 333-270903).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Allot Ltd. By: /s/ Daniella Naveh Daniella Naveh Deputy General Counsel
November 16, 2023

EXHIBIT INDEX

Exhibit Number	Description

99.1	Proxy statement for the Annual General Meeting of Shareholders of the Company to be held on December 13, 2023.

99.2	Proxy card for use in connection with the Annual General Meeting of Shareholders of the Company to be held on December 13, 2023.